(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 000-26287

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Axeda Systems Inc.

Full name of registrant

Former name	Date of name change
Ravisent Technologies Inc	June 17, 1999
Divicore Inc	April 28, 1999
Quadrant International Inc	March 23, 1999

Former name if applicable:

21 Oxford Road

Address of principal executive office (Street and number)

Mansfield, Massachusetts 02048

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to prepare its Form 10-K for the year ended December 31, 2004. However, the Registrant has continued to consolidate and streamline its operations and decrease its operating losses and corresponding use of cash, including reducing staffing levels. Due to the reduced staffing levels combined with unanticipated additional audit requirements, the Registrant has not been able to finalize its Form 10-K and is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 within the prescribed period without unreasonable effort or expense. The Registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2004 on or before April 15, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karen F. Kupferberg (Name)	(508) (Area Code)	337-9200 (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report the following:

Total revenues of the Registrant for the year ended December 31, 2004 decreased by $0.3 million, or 2%, to $12.9 million from $13.2 million in the previous year.

Operating expenses of the Registrant for the year ended December 31, 2004 decreased by $4.5 million, or 20%, to $18.0 million from $22.6 million in the previous year. The reduction in operating expenses was primarily due to reductions in staff and staff-related expenses, favorable settlement of an outstanding lease litigation, a decrease in a lease obligation, a reversal of estimated patent and intellectual property accruals, and reductions in insurance expense and professional fees, partially offset by increased severance expense.

Net loss of the Registrant for the year ended December 31, 2004 decreased by $3.9 million, or 29%, to $9.7 million from $13.6 million in the previous year.

The cash and cash equivalents balance of the Registrant was $2.4 million at December 31, 2004 and $9.6 million at December 31, 2003.

The Registrant’s Independent Registered Public Accounting Firm has indicated that it expects to include in its report on the Registrant’s financial statements for the period ended December 31, 2004 an explanatory paragraph about the substantial doubt of the Registrant’s ability to continue as a going concern. The Registrant has developed and begun to implement a plan to address these issues and allow the Registrant to continue as a going concern through at least the end of 2005. This plan includes fundraising from new and current investors, continued cost-cutting, and stabilizing and growing our revenue streams. Although the Registrant believes the plan will be realized, there is no assurance that these events will occur.

Axeda Systems Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2005	By	/s/ Karen F. Kupferberg
Karen F. Kupferberg
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL

CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).